Exhibit 99.2

During the past sixty days (November 17, 2008 through  January 16, 2009), NFH and its members (directly or through an affiliated entity) purchased a total of 192,198 shares of Common Stock on the dates and at the prices set forth below, using the brokers indicated below for the transactions.

Date of Purchase	Number of Shares	Price per Share	Broker

December 2, 2008	38,478	$1.56	Smith Barney
December 2, 2008	50,000	$1.70	Smith Barney

December 15, 2008	14,306	$1.76	Smith Barney
December 16, 2008	10,694	$1.70	Smith Barney
December 16, 2008	19,406	$1.73	Smith Barney
December 17, 2008	203	$1.79	Smith Barney
December 18, 2008	2,281	$1.77	Smith Barney
December 19, 2008	3,110	$1.77	Smith Barney

January 9, 2009	30,000	$1.56	Charles Schwab & Co.
January 12, 2009	2,300	$1.42	Charles Schwab & Co.
January 13, 2009	7,720	$1.57	Charles Schwab & Co.
January 14, 2009	400	$1.31	Charles Schwab & Co.
January 15, 2009	6,900	$1.47	Charles Schwab & Co.
January 16, 2009	6,400	$1.46	Charles Schwab & Co.